UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Alseres Pharmaceuticals, Inc.
                 (formerly known as Boston Life Sciences, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    021152103
                                 (CUSIP Number)

                                November 2, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 12 Pages

CUSIP No. 021152103                   13G                   Page 2 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             72,992 shares of Common Stock

             $6,000,000 aggregate principal amount of Convertible Promissory Notes convertible into 2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 021152103                   13G                   Page 3 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Smithfield Fiduciary LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    72,992 shares of Common Stock

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    72,992 shares of Common Stock

-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             72,992 shares of Common Stock

-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.35%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 021152103                   13G                   Page 4 of 12 Pages

     ------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             72,992 shares of Common Stock

             $6,000,000 aggregate principal amount of Convertible Promissory Notes convertible into 2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 021152103                   13G                   Page 5 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             72,992 shares of Common Stock

             $6,000,000 aggregate principal amount of Convertible Promissory Notes convertible into 2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 021152103                   13G                   Page 6 of 12 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    72,992 shares of Common Stock

                    $6,000,000 aggregate principal amount of
                    Convertible Promissory Notes convertible into
                    2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             72,992 shares of Common Stock

             $6,000,000 aggregate principal amount of Convertible
             Promissory Notes convertible into 2,400,000 shares of Common Stock (See item 4(a))
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                           [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 021152103                   13G                   Page 7 of 12 Pages

Item 1.

(a)  Name of Issuer

            Alseres Pharmaceuticals, Inc. (formerly known as Boston Life Sciences, Inc., the "Company")

(b)  Address of Issuer's Principal Executive Offices

            85 Main Street
            Hopkinton, MA 01748

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           SMITHFIELD FIDUCIARY LLC
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           George Town, Grand Cayman
           Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies


           HIGHBRIDGE CAPITAL MANAGEMENT, LLC   IRS #:  20-1901985
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           HENRY SWIECA
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 2(d)  Title of Class of Securities

            Common Stock, $0.01 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

            021152103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 021152103                   13G                   Page 8 of 12 Pages

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of November 2, 2007 and as of the date of this filing, (i) Smithfield Fiduciary LLC beneficially owns 72,992 shares of Common Stock, (ii) Highbridge International LLC beneficially owns $6,000,000 aggregate principal amount of Convertible Promissory Notes (the "Notes") convertible as of December 31, 2007 into 2,400,000 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and may be deemed to beneficially own the 72,992 shares of Common Stock beneficially owned by Smithfield Fiduciary LLC and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 72,992 shares of Common Stock beneficially owned by Smithfield Fiduciary LLC and the $6,000,000 aggregate principal amount of the Notes convertible as of December 31, 2007 into 2,400,000 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) beneficially owned by Highbridge International LLC.

            Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Highbridge International LLC and Smithfield Fiduciary LLC.

            (b) Percent of class:

         The Company's Quarterly Report for the quarterly period ended June 30, 2007, indicates that as of August 6, 2007, there were 20,698,074 shares of Common Stock outstanding. The Notes can be converted into Common Stock, at a conversion price of $2.50 per share, at the option of its holders commencing on December 31, 2007. Therefore, the $6,000,000 aggregate principal amount of the Notes is convertible into 2,400,000 shares of Common Stock (not counting any accrued and unpaid interest on the Notes). In addition, pursuant to the terms of the Notes, Highbridge International LLC cannot convert any of the Notes until such time as Highbridge International LLC would not beneficially own, after any

CUSIP No. 021152103                   13G                   Page 9 of 12 Pages

such conversion, more than 9.99% of the outstanding Common Stock (the "Blocker"). Therefore as of November 2, 2007, the date that is sixty days immediately prior to December 31, 2007, when the Notes can first be converted into Common Stock, based on the Company's outstanding shares of Common Stock and subject to the Blocker, (i) Smithfield Fiduciary LLC beneficially owned 0.35% of the outstanding shares of Common Stock of the Company, (ii) Highbridge International LLC beneficially owned 9.99% of the outstanding shares of Common Stock of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may have been deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

         The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, indicates there were 20,717,783 shares of Common Stock outstanding as of November 5, 2007. Therefore as of the date of this filing, based on the Company's outstanding shares of Common Stock and subject to the Blocker, (i) Smithfield Fiduciary LLC beneficially owned 0.35% of the outstanding shares of Common Stock of the Company, (ii) Highbridge International LLC beneficially owns 9.99% of the outstanding shares of Common Stock of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c)    Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        0

                   (ii) Shared power to vote or to direct the vote

                        See Item 4(a)

                  (iii) Sole power to dispose or to direct the disposition of

                        0

                   (iv) Shared power to dispose or to direct the
                        disposition of

                        See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

CUSIP No. 021152103                   13G                   Page 10 of 12 Pages

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

  Exhibit I: Joint Filing Agreement, dated as of December 12, 2007, by and among Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 021152103                   13G                   Page 11 of 12 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 12, 2007

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager



By: /s/ Noah Greenhill                      By: /s/ Noah Greenhill
    ----------------------------            -------------------------------
Name: Noah Greenhill                        Name: Noah Greenhill
Title: Managing Director                    Title: Managing Director




/s/ Glenn Dubin                              /s/ Henry Swieca
-------------------------------              ------------------------------
GLENN DUBIN                                  HENRY SWIECA


SMITHFIELD FIDUCIARY LLC

By: Highbridge Capital Management, LLC
    its Trading Manager



By: /s/ Noah Greenhill
    ----------------------------
Name: Noah Greenhill
Title: Managing Director

CUSIP No. 021152103                   13G                   Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Alseres Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of December 12, 2007



HIGHBRIDGE INTERNATIONAL LLC               HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager



By: /s/ Noah Greenhill                     By: /s/ Noah Greenhill
    --------------------------             -------------------------------
Name: Noah Greenhill                       Name: Noah Greenhill
Title: Managing Director                   Title: Managing Director




/s/ Glenn Dubin                            /s/ Henry Swieca
-----------------------------              --------------------------------
GLENN DUBIN                                HENRY SWIECA


SMITHFIELD FIDUCIARY LLC

By: Highbridge Capital Management, LLC
    its Trading Manager



By: /s/ Noah Greenhill
    ----------------------------
Name: Noah Greenhill
Title: Managing Director